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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*



                            SMARTFLEX SYSTEMS, INC.
                   -----------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0025 par value
                   -----------------------------------------
                         (Title of Class of Securities)


                                  83169K 10 8
                   -----------------------------------------
                                 (CUSIP Number)

                            Francis J. Sweeney, Jr.
                 Vice President, General Counsel and Secretary
                             TDK U.S.A. Corporation
                              12 Harbor Park Drive
                        Port Washington, New York  11050
                           Telephone:  (516) 625-0100
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copies to:
                              Nick E. Yocca, Esq.
                       Stradling, Yocca, Carlson & Rauth
                     660 Newport Center Drive, Suite, 1600
                            Newport Beach, CA 92660
                           Telephone:  (714) 725-4000

                                 June 28, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  83169K 10 8                                        Page 2 of 10 Pages

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TDK U.S.A. Corporation
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]

                                                                       (b) [  ]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     Not applicable.
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York corporation
- -------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                1,161,614
                        -------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY               0
       OWNED BY         -------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                  1,161,614
         WITH           -------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,161,614
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [  ]

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     18.5%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
===============================================================================




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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.0025 per share (the "Common Stock"), of Smartflex Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 14312 Franklin Avenue, Tustin, California 92680.


ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by TDK U.S.A. Corporation, a New York corporation ("TDK U.S.A."). The principal business and executive offices of TDK U.S.A. are located at 12 Harbor Park Drive, Port Washington, New York 11050. TDK U.S.A. is a wholly-owned subsidiary of TDK Corporation, a Japanese corporation ("TDK"). TDK U.S.A. serves as TDK's holding company for the indirect U.S. subsidiaries through which TDK conducts its operations in the U.S.

         Information regarding each of the directors and executive officers of TDK U.S.A. is set forth below:

         Sho Masujima
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         President and a Director of TDK U.S.A.
         Executive Vice President of TDK
         Citizen of Japan

         Kenichi Aoshima
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY 11050
         Executive Vice President,
         Treasurer and a Director of TDK U.S.A.
         Citizen of Japan

         Francis J. Sweeney, Jr.
         TDK U.S.A. Corporation
         12 Harbor Park Drive
         Port Washington, NY 11050
         Vice President,
         General Counsel and Secretary of TDK U.S.A.
         Citizen of U.S.A.





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
         Jiro Iwasaki
         TDK Corporation
         Corporate Headquarters
         1-13-1, Nihonbashi
         Chuo-ku
         Tokyo 103
         Japan
         Director of TDK U.S.A.
         General Manager - Corporate Planning Office of TDK
         Citizen of Japan

         Takeshi Ohwada
         TDK Corporation of America ("TCA")
         Head Office and Chicago Regional Office
         1600 Feehanville Drive, Suite 100
         Mount Prospect, IL  60056
         Director of TDK U.S.A.
         President of TCA
         Citizen of Japan

         Kenjiro Kihara
         TDK Electronics Corporation ("TEC")
         Head Office and Eastern Division Office
         12 Harbor Park Drive
         Port Washington, NY  11050
         Director of TDK U.S.A.
         President of TEC
         Citizen of Japan

         During the last five years, neither TDK U.S.A. nor, to the best knowledge of TDK U.S.A., any director or executive officer of TDK U.S.A., has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On June 28, 1996, Silicon Systems, Inc., a wholly-owned subsidiary of TDK U.S.A., transferred to TDK U.S.A. 1,161,614 shares of the Common Stock as a dividend or distribution without payment of consideration.


ITEM 4.  PURPOSE OF TRANSACTION

         Texas Instruments, Incorporated, a Delaware corporation ("TI"), Silicon Systems, Inc., a Delaware corporation ("SSi"), TDK and TDK U.S.A. are parties to a Stock Purchase Agreement, dated as of June 4, 1996 (the "Agreement"), pursuant to which TI will acquire all of the outstanding stock of SSi from TDK U.S.A. In connection with such transaction, the parties agreed that SSi would distribute the 1,161,614 shares of the Common Stock to TDK U.S.A. before the consummation of the sale of SSi to TI under the Agreement.





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         Subject to applicable legal requirements and the factors referred to below, TDK U.S.A. does not presently intend to purchase any shares of the Common Stock, but it may determine to purchase shares of the Common Stock, in open market or privately negotiated transactions, from time to time. TDK U.S.A. also may determine to dispose of any portion or all of such shares at any time, or from time to time. In determining whether to purchase shares of the Common Stock or to dispose of shares, and in formulating any plan or proposal with respect to any transaction between TDK U.S.A. and the Company, TDK U.S.A. intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of the Common Stock, other investment and business opportunities available to TDK U.S.A., developments with respect to TDK U.S.A.'s subsidiaries' businesses, and general economic, monetary and stock market conditions.

         Except as described in this Statement, TDK U.S.A. has no present plans or proposals which would relate to or result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) As of June 28, 1996, TDK U.S.A. became the beneficial owner of 1,161,614 shares of the Common Stock, which represented in the aggregate 18.5% of the outstanding shares of Common Stock (based on 6,275,946 shares of Common Stock outstanding as of April 30,





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                 1996, as disclosed in the Company's Quarterly Report on Form
                 10-Q for the quarterly period ended March 31, 1996).

                 The person ultimately owning TDK U.S.A. is TDK Corporation, a Japanese corporation ("TDK"). The principal business and executive offices of TDK are located at 1-13-1 Nihonbashi, Chuo-ku, Tokyo 103, Japan. TDK manufactures a broad range of magnetic recording media and electronic components.

                 Information regarding each of the directors and executive officers of TDK is set forth below:

                 Hiroshi Sato
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 President and a Director
                 Citizen of Japan

                 Sho Masujima
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Executive Vice President and a Director
                 Citizen of Japan

                 Makoto Komoda
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Executive Managing Director
                 Citizen of Japan

                 Sadao Iwaya
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Executive Managing Director
                 Citizen of Japan





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                 Matsuo Takeuchi
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Executive Managing Director
                 Citizen of Japan

                 Takao Masaki
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Executive Managing Director
                 Citizen of Japan

                 Satoru Matsoura
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan

                 Motoyuki Kurihara
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan

                 Tatsuahiro Ochiai
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan





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                 Shunjiro Saito
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan

                 Sadao Tsunoo
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan

                 Hiroshi Yagi
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan

                 Satoshi Orimoto
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan

                 Joichiro Esaki
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan





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                 Tetsuo Takahashi
                 TDK Corporation
                 Corporate Headquarters
                 1-13-1, Nihonbashi
                 Chuo-ku
                 Tokyo 103
                 Japan
                 Director
                 Citizen of Japan


                 During the last five years, neither TDK nor, to the best knowledge of TDK U.S.A., any director or executive officer of TDK, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Except as disclosed in Item 3, Item 4 and Item 5, paragraph
                 (a), neither TDK nor, to the best knowledge of TDK U.S.A., any of the directors or executive officers of TDK U.S.A. or TDK, beneficially owns any shares of the Common Stock.

         (b)     Not applicable.

         (c) Other than transactions described in Item 3 above, TDK U.S.A. has not made any transaction in the Common Stock.

         (d)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between TDK U.S.A. and any person with respect to any shares of Common Stock of the Company, including but not limited to agreements regarding transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than the Registration Rights Agreement dated as of March 30, 1994 by and among the Company, JV Acquisition Corporation, a Delaware corporation; SSi; and AMP Incorporated, a Pennsylvania corporation.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         Registration Rights Agreement dated as of March 30, 1994 by and among the Company, JV Acquisition Corporation, a Delaware corporation; SSi; and AMP Incorporated, a Pennsylvania corporation, incorporated by reference to Exhibit
4.3 to the Registration Statement on Form S-1 (File No. 33-93426) filed by Smartflex Systems, Inc., a Delaware corporation, on June 13, 1995.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  June 28, 1996                         TDK U.S.A. Corporation


                                             By: /s/ FRANCIS J. SWEENEY, JR.
                                                 -------------------------------
                                                 Name:  Francis J. Sweeney, Jr.
                                                 Title: Vice President, General
                                                        Counsel and Secretary





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